Contact

www.linkedin.com/in/kevin-o-brien-17519a41 (LinkedIn)
www.MeridianLodges.com (Company)

Top Skills

New Business Development
Business Strategy
Strategic Planning

Kevin O'Brien

Experienced Entrepreneur
Atlanta, Georgia, United States

Summary

Experienced Entrepreneur.
Focus on Reoccurring Rental Revenue Business Models.

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Experience

Posh Outdoors
Co-Founder/CEO
December 2021 - Present (2 years 5 months)
Canada

The new glamping outdoor vacation segment and asset-class has taken the travel market by storm, quickly becoming the fastest growing segment of the $5 trillion dollar annual travel industry both before and after the pandemic.

Posh Outdoors is developing luxury glamping chain bringing a new luxury standard to glamping and outdoor vacations; with iconic locations in nature, best-in-class glamping structures, amazing guest experiences, eco-responsible lodging practices and much more.

Our first development region is the Canadain Rocky Mountains where we will have 5-locations
Check out the video of our stunning first location Wilderness River Resort, 150 acres, 2 miles of glacier-fed riverfront and a 20 acre private island
https://www.wildernessriverresort.com/

Monocle Yachts
Partnerships
2016 - 2020 (4 years)
Miami/Fort Lauderdale Area

Monocle is utilizing a Sharing Economy model to build a global fleet of yachts. Providing -- i) yacht owner partners a solution to monetize their yachts and ii) consumers a trusted and simple way to access yachting vacations at disruptive pricing. Partnered w/ luxury travel clubs such as Inspirato and Exclusive Resorts. See --

http://monocleyachts.com/wp-content/uploads/2014/09/
ER_SeaLegendYachtPressRelease.pdf

Merdian Modular Lodges
Co-Founder
2006 - 2015 (9 years)
Vancouver, Canada

Meridian's objective was to develop chain of large (300-plus rooms) luxury lodges (or hotels) for oil workforce accommodation in remote in USA/Canada oil field locations. Meridian had outsourced partnership with large overseas modular manufacturer to build steel-framed CSA a277 compliant housing modules listed with Intertek
Project suspended due to decline in oil prices

Appliance Warehouse of America, a member of the CSC ServiceWorks Family of Companies
Co-Founder
1990 - 2001 (11 years)
Atlanta

As MBA student, wrote business-plan for "Appliance Warehouse" (www.Appliancewhse.com) which rented in-unit washer-dryers to apartment complexes, their tenants and subprime consumers for $35-$55 dollars per/mo.

With classmate, launched business, rolled out throughout SE USA w/ 60%-plus EBITDA margins and successfully exited. Acquirer used the Appliance Warehouse platform to roll-out and scale to a national footprint with 60 markets.

Appliance Warehouse, w/ multi-$100 million dollar valuation was sold as a key component of a portfolio of synergistic companies to UK Hedge Fund Pamplona Capital for $1.4 billion.

Appliance Warehouse is one of the most successful start-up launched from the SMU business school.

Auto Trader
Director of New Ventures
1995 - 1998 (3 years)
Norfolk, Virginia

Auto Trader Publishing was a result of a merger between Cox Communications and Landmark Communication publishing divisions with the merged entity having a billion dollars in revenue.

In-house entrepreneur responsible for acquisitions, launching and rolling-out new products.

Today, the print side of the Auto Trader business has been disrupted by the internet

Atlanta Guest Services
Co-Founder
1995 - 1996 (1 year)
Greater Atlanta Area

One of the largest providers of accommodations to sponsors of the 1996 Olympics

Rented numerous luxury apartment communities in the lease-up stage, furnished and hosted 1,000's of room nights (AKA Pop-Up Hotels)

Education

Southern Methodist University
Masters Business Administration, Business · (1987 - 1989)

University of Texas at Dallas - Naveen Jindal School of Management
Bachelor of Business Administration, Double Major -- Marketing & Finance · (1980 - 1983)

Langara College
Diploma, Entrepreneurship · (1979 - 1980)